INTERLINK ELECTRONICS, INC.
15707 Rockfield Boulevard, Suite 105
Irvine, CA 92618

December 20, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Interlink Electronics, Inc.

Registration Statement on Form S-3 (File No. 333-283879)

Acceleration Request

Requested Date:       December 23, 2024

Requested Time:      4:00 p.m. Eastern Time

Ladies and Gentlemen:

Interlink Electronics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-283879) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

INTERLINK ELECTRONICS, INC.

By:	/s/ Ryan Hoffman
Ryan Hoffman
Chief Financial Officer